                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934


                           Homegate Hospitality, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  43740G 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                         (Continued on following pages)
                               Page 1 of 4 Pages

CUSIP NO. 43740G 10 9                   13G                         Page 2 of 4


--------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Developer Extended Stay Partners, L.P.
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  [_]
                                                            (b)  [X]
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         CITIZENSHIP OR PLACE OF ORGANIZATION

                Texas
--------------------------------------------------------------------------------
               5  SOLE VOTING POWER
  NUMBER OF       1,055,759
    SHARES     ----------------------------------------------------------------
BENEFICIALLY   6  Shared Voting Power
   OWNED BY       0
     EACH      ----------------------------------------------------------------
  REPORTING    7  Sole Dispositive Power
    PERSON        1,055,759
     WITH      ----------------------------------------------------------------
               8  Shared Dispositive Power
                  0
------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,055,759
------------------------------------------------------------------------------
      10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 10 EXCLUDES CERTAIN
               SHARES*
                                                                      [X]
------------------------------------------------------------------------------
      11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 10

                9.84%
------------------------------------------------------------------------------
      12        TYPE OF REPORTING PERSON*

                PN
------------------------------------------------------------------------------

CUSIP NO. 43740G 10 9                   13G                         Page 3 of 4


Item 1.

     (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         111 Congress Avenue, Suite 2600
         Austin, Texas  78701

Item 2.

     (a) NAME OF PERSON FILING:

         Developer Extended Stay Partners, L.P.

     (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         c/o Homegate Hospitality, Inc.
         111 Congress Avenue, Suite 2600
         Austin, Texas  78701

     (c) CITIZENSHIP:

         United States of America

     (d) TITLE OF CLASS OF SECURITIES:

         Common Stock, $.01 per value

     (e) CUSIP NUMBER:

         43740G 10 9

Item 3.  NOT APPLICABLE

Item 4.  OWNERSHIP:

     (a) Amount Beneficially Owned:  1,055,759

     (b) Percent of Class:  9.84%

     (c) Number of shares as to which such person has:

         (i)     sole power to direct the vote:  1,055,759
         (ii)    shared power to direct the vote:  0
         (iii)   sole power to dispose or direct the disposition of:  1,055,759
         (iv)    shared power to dispose or direct the disposition of:  0

Item 5.  NOT APPLICABLE

Item 6.  NOT APPLICABLE

Item 7.  NOT APPLICABLE

Item 8.  NOT APPLICABLE

Item 9.  NOT APPLICABLE

Item 10. NOT APPLICABLE

CUSIP NO. 43740G 10 9                   13G                         Page 4 of 4


                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I set forth that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 1997

                                 DEVELOPER EXTENDED STAY PARTNERS, L.P.

                                 By:    DESP General Partner, L.L.C., as general
                                         partner

                                        By: Crow Family, Inc., as general
                                             partner



                                        By:    /s/  ANTHONY DONA
                                           -------------------------------------
                                           Name:  Anthony Dona
                                           Title:  Vice President